                        Lowy & Zucker LLP
                        ATTORNEYS AT LAW

                           MEMORANDUM


Via Facsimile 604-687-6650
--------------------------

To:   Michael H. Taylor, Esq.
      O'Neill & Company

Fr:   Andrew Zucker              /s/ Andrew Zucker
      Lowy & Zucker LLP

Da:   December 8, 1999

Re:   Resignation as Legal Counsel

Dear Michael:

     This letter will serve to notify you of our resignation as legal counsel to and for WCollect.com, Inc., et al. effective immediately. As I am aware that you are in the midst of responding to the comments of the SEC, I am tendering my resignation in a manner which I hope will create the least amount of concern for the company.

     The reasons for our resignation include that, in a number of recent instances, we have offered our legal advice as to how the company should undertake to address certain matters, and the company has failed to heed our advice, and the company has thought to proceed otherwise.
In one instance, as a result of the recent disagreement with Bob Cabral, we had recommended to Stewart that he not send out any documents purporting to obligate the company without first giving us a chance to review. Part of the reason for this recommendation, other than mere caution, was so that the company would not be erroneously obligated.
Another reason, was that generally speaking, it is more effective and less time consuming to do one's planning from the perspective of before a contract becomes signed, rather than afterwards, when it is an accomplished fact. Yet, last weekend, on Saturday, without my review, Stewart sent out a letter agreement purportedly binding the company, when prudence would dictate that the same letter could be sent out on Monday morning with my review. Needless to say, Stewart's rush generated the need for a phone call to the recipient, two phone calls, a memo and two emails from me to Stewart plus another letter agreement to the recipient, this time trying to reserve the company's rights.

     In another instance, yesterday and on at least two occasions prior, I advised Stewart, Ken Maude, and Cliff
Wildes that the company needed to retain additional outside legal counsel in order to address the recent claim from Harry Freedman. I informed the company that I believed

          SUITE 650 * 9107 WILSHIRE BOULEVARD *
          BEVERLY HILLS, CALIFORNIA 90210-5519
   TELEPHONE (310) 275-0000 * FACSIMILE (310) 275-1683

Michael Taylor, Esq.
December 8, 1999
Page 2

that a conflict of interest had arisen as a result of the fact that I, myself was named as a co-defendant in the initiating document, and that I believed that I was ineligible to provide legal representation in this regard.
(Moreover, I do not practice litigation). The response which I received, when I finally received one, was that I should not have put the D&O insurance carrier on notice of this claim, lest, the company be dropped. After informing the company that I had found an outside attorney who was skilled in this arena and who would be willing and able to address the matter in a timely manner, I was informed that the company could not retain this person due to lack of funds, and that I was told I must attempt to handle the matter myself.

     A third matter which came to light yesterday was the possibility which exists that Stewart may not have made a full disclosure in the 10SB recently filed with the SEC.
As stated in our firm's legal engagement letter, we do not handle and we are not responsible for securities matters, and in that regard, I have deferred fully to you and to the others at the company who are professionals and who are adept at such filings. Copies of all documents which we have at times acquired have been forwarded to Stewart for review and discussion. We are unaware if full disclosure was or was not made. As such, we are unable to assess the potential overall seriousness of this matter, and I believe that in light of same, we should remove ourselves from the situation.

     The combination of the above issues has created a frustrating combination of events, and regrettably, one which leads us to believe we must resign.

     Please be advised that in order not to prejudice the company's legal rights in connection with any matters we have been handling or have been requested to handle on your behalf, we are obliged to apprise the company of the following:

a. On November 29, we received a facsimile letter from Via Max concerning a claim that they are owed $33,000 by Artworkscorp, Inc. (A copy to Stewart is noted).

b. On November 24, we received a certified letter from the attorneys for Harry Freedman, enclosing a notice of lawsuit which was filed in the Pennsylvania Court of Common Pleas, and which purported to extend to you 30 days in which to respond. (A copy to Stewart is noted).

c. Our firm was recently in the midst of negotiating an agreement with eCHARGE Corp. in which it appears that the company may receive the cash amount of US$500,000. We were looking forward to finalizing this agreement prior to our resignation.

d. Yesterday, we faxed a partially executed copy of an agreement to Debi Staron (Dr. Christmas) which is awaiting counter-execution by Stewart.

Michael Taylor, Esq.
December 8, 1999
Page 3

     Each of the foregoing matters may need to be addressed in a timely manner in order to avoid prejudicing the company's rights.

     This letter is not intended as a complete statement of the facts of the matter, nor as a waiver of any rights or remedy, all of which are expressly reserved.

     I have enjoyed working with you and I will be pleased to assist you in an orderly transition.